TRANSPORTATION AND LOGISTICS SYSTEMS, INC.

3 Riverway, Suite 1430

Houston, Texas 77056

Telephone: (713) 481-3340

November 6, 2019

VIA EDGAR

Timothy S. Levenberg, Esq.

Special Counsel

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Transportation and Logistics Systems, Inc.
Registration Statement on Form S-1, File No. 333-234158

Dear Mr. Levenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Transportation and Logistics Systems, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00 a.m., Eastern Standard Time, on Friday, November 8, 2019, or as soon as thereafter possible. The Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ John Mercadante
Name:	John Mercadante
Title:	Chief Executive Officer